April 14, 2020

Robert A. Berman
Chief Executive Officer
Hancock Jaffe Laboratories, Inc.
70 Doppler
Irvine, CA 92618

       Re: Hancock Jaffe Laboratories, Inc.
           Registration Statement on Form S-3
           Filed April 7, 2020
           File No. 333-237592

Dear Mr. Berman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ada D. Sarmento at 202-551-3798 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Barry I. Grossman, Esq.